April 14, 2010

Jay Jacobs
President
Embarcadero Funds, Inc.
Three Embarcadero Center, Suite 1120
San Francisco, California 94111

Re: Embarcadero Funds, Inc. (the "Registrant")
        File Number   811-09116

Dear Mr. Jacobs:

        We have the following comments on the Form N-CSR/A filed on behalf of the Registrant on March 18, 2010 and certain other Registrant filings. The Registrant is a series fund consisting of the All-Cap Growth Fund (formerly known as the Small-Cap Growth Fund), Small-Cap Growth Fund (formerly known as the Emerging Growth Fund), Absolute Return Fund (formerly known as the Post-Venture Fund), Market Neutral Fund (formerly known as the Technology Fund) and Alternative Strategies Fund (formerly known as the Mid-Cap Fund), (the "Funds"). The Form N-CSR/A contains the Funds' Financial Statements as of December 31, 2009.

Form N-CSR/A

1.   The filing is not complete. Item 2, Code of Ethics and Item 3, Audit Committee Financial Expert are marked as "Not applicable". Item 4, Principal Accountant Fees and Services is incomplete. Please file an amended Form N-CSR to include the information relevant to these items required by Form N-CSR.

2.   The Form is improperly titled. The Form N-CSR/A contains the title, "Annual Report of Proxy Voting Record of Registered Management Investment Company". Please use the correct title in the amended filing noted above and in future filings on Form N-CSR.

3.   The Registrant did not mail the annual report to stockholders within the time required by Rule 30e-1 under the Investment Company Act of 1940 ("1940 Act"). Rule 30e-1 requires that "each report shall be transmitted within 60 days after the close of the period for which such report is being made". Because the Registrant's fiscal year is December 31st, it should have been mailed to stockholders on or before March 1, 2010. The date of the Report of Independent Registered Public Accounting Firm included in the annual report, however, is March 10, 2010. Please explain in your response why the Registrant did not mail its annual report within the time period prescribed by law and what action the Registrant's Compliance Director and Board of Directors have taken to ensure that this does not occur again.

4.   The Registrant's Form N-CSR was initially filed on March 11, 2010. The Form was amended and a Form N-CSR/A was filed on March 18, 2010. Please explain in your response letter the changes that were made to the Form N-CSR and how such changes were communicated to shareholders. In the future, when amended filings are made, please include a cover sheet detailing the changes made in the amendment.

December 31, 2009 Financial Statements filed on Form N-CSR/A

Shareholder Letter

5.   It does not appear that the Registrant met the disclosure requirements of Item 27(b)(7)(i) of Form N-1A. This Item requires the discussion of the factors that materially affected the fund's performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the fund's investment adviser. Please revise the disclosure accordingly.

Expense Illustration

6.   Confirm that the "Expense Ratio During Period 7/1/2009 to 12/31/2009" for each Fund is the expense ratio calculated in accordance with Instruction 1(c) to Item 27(d)(1) of Form N-1A. Instruction 1(c) to Item 27(d)(1) of Form N-1A requires that the expense ratio in the calculation is the expenses for the fund's most recent fiscal half-year expressed on an annualized basis. The expense ratios for each Fund used in the example are equal to the annual expense ratios disclosed in the financial highlights for the one year period ended December 31, 2009.

Statement of Operations

7.   Miscellaneous Expenses for the Absolute Return and Market Neutral Funds represent 9% and 11% of Total Expenses, respectively. Supplementally explain the composition of Miscellaneous Expenses and whether any one expense item included in Miscellaneous Expenses exceeds the 5% disclosure requirements of Article 6-07.2.b of Regulation S-X.

8.   Note 5 to the Financial Statements discloses that the Funds have adopted a Service and Distribution Plan pursuant to Rule 12b-1 under the 1940 Act. The Plan authorizes payments by the Funds in connection with the distribution of their shares at an annual rate, as determined from time to time by the Board of Directors, of up to 0.25% of each Fund's average daily net assets. State supplementally the amount in basis points of distribution fees that were paid during the year ended December 31, 2009 by the Absolute Return Fund and Market Neutral Fund. It appears as if these Funds have paid distribution fees in excess of 0.25%.

Financial Highlights

9.   The total return for the Alternative Strategies Fund is incorrect. The Financial Highlights table discloses a total return of 4.92%. Using the beginning net asset value of $2.64 and the ending net asset value of $2.51 and no distributions to shareholders, the correct total return is (4.92%). The total return information included in the Average Annual Total Return chart for the One Year period is also incorrect. Please make the appropriate correction and advise us how the Registrant will inform its shareholders about the correction.

Notes to Financial Statements

10.   Note 2E to the Financial Statements discloses the reclassifications of capital accounts that were made during the fiscal year ended December 31, 2009. It appears that the reclassifications to Accumulated Net Realized Losses should be positive instead of negative as disclosed.

11.   Note 6 to the Financial Statements includes the following disclosure:

"For the year ended December 31, 2009, All-Cap Growth Fund, Small-Cap Growth Fund, Absolute Return Fund, Market Neutral Fund and Alternative Strategies Fund received $124,133, $737,508, $358,854, $179,709 and $56,123 of litigation proceeds in connection with prior year's investment transactions. These litigation proceeds had the affect of increasing the total return of each Fund."

The MDFP for each Fund shows the affect on total return as a result of the litigation proceeds as follows:

	With proceeds	Without proceeds
All-Cap Growth Fund	12.34%	7.35%
Small-Cap Growth Fund	12.57%	3.83%
Absolute Return Fund	9.59%	-18.38%
Market Neutral Fund	1.82%	-12.59%
Alternative Strategies Fund	4.92%	-13.26%

Please explain how the litigation proceeds were accounted for in the December 31, 2009 Financial Statements.

12.   In Note 4 to the Financial Statements, disclose what expenses are excluded from the expense limitations currently in effect for the Absolute Return Fund and Market Neutral Fund.

Form N-SARB

13.   The Registrant's Form N-SARB filed on March 11, 2010 for the December 31, 2009 reporting period contained the following exception noted in the Report of Independent Registered Public Accounting Firm:

> *"During the year ended December 31, 2009, the Absolute Return and Market Neutral Funds incorrectly calculated the amount of expenses subject to an expense limitation resulting in the overstatement of the net asset values at December 31, 2009 by $.06 per share (1.97% of net asset value) and $.10 per share (2.22% of net asset value), respectively.   The expense limitations became effective in June 2009, at which time there was a miscommunication as to which expenses were not subject to the expense limitation.   The net assets at December 31, 2009 of the Absolute Return and Market Neutral Funds were $1,308,904 and $1,098,498, respectively.   The Funds are repricing the limited activity of subscriptions and redemptions from the date of the initial miscalculation and the Adviser will reimburse the Funds for any negative impact to the Funds, which is expected to be a minimal amount to each Fund."*

Please explain supplementally what the impact was to the Funds.

Filing History

14.   We have reviewed the Notification of Late Filing on Form 12b-25 (the "Form") filed March 2, 2010 on behalf of the Registrant related to the Form N-SAR for the fiscal period ended December 31, 2009. We have evaluated your response to Part III of the Form and have found your reasons for the extension of time, or lack thereof, to be insufficient. Based upon the reason stated above, we do not consider the Registrant's Form N-SAR to have been filed timely.

15.   The Registrant's most recent 40-17g filing was filed on July 9, 2008. This filing contains the disclosures required by Rule 17g-1 under the 1940 Act for the period commencing May 8, 2008 and ending May 8, 2009. Where is the fidelity bond filing for the period beginning May 9, 2009? Rule 17g-1 under the 1940 Act requires that the filing be made within ten days after the receipt of an executed bond.

16.   As of the date of this letter, the Registrant's series and class information included in EDGAR appears to be inaccurate. Update the series information in EDGAR to reflect the current names of each of the Embarcadero Funds.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Registrant and its management are in possession of all facts relating to the Registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Registrant acknowledging that

a. The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

b. staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

c. the Registrant may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in our review of your filing or in response to our comments on your filing.

*   *   *   *   *

We expect you to discuss this matter, including our letter, with the Registrant's Board of Directors. Please respond to each of the points raised in this letter and file your response as EDGAR correspondence. When responding, please address all comments in this letter. We may have additional comments on material that is provided in response to our comments. Any questions you have regarding this letter may be directed to me at (202) 551-6963 or at diangeloc@sec.gov

Sincerely,

Christina L. DiAngelo
Senior Staff Accountant

cc: Richard Sennett
        Chief Accountant
        Division of Investment Management
        U.S. Securities and Exchange Commission

        Frank Donaty
        Assistant Director
        Division of Investment Management
        U.S. Securities and Exchange Commission

        Louis Becka
        Assistant Director
        Office of Compliance Inspections and Examinations
        U.S. Securities and Exchange Commission